Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-214268

Dated January 25, 2018

PRICING TERM SHEET

Costamare Inc.

8.875% Series E Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share)

January 25, 2018

Issuer:	Costamare Inc.

Securities Offered:	8.875% Series E Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, liquidation preference $25.00 per share (the “Series E Preferred Stock”)

Offering Size:	4,600,000 shares of Series E Preferred Stock ($115,000,000 aggregate liquidation preference) (or 5,286,000 shares of Series E Preferred Stock ($132,150,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full). Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, have agreed to purchase $7.5 million of shares of Series E Preferred Stock in the offering at the public offering price.

Option to Purchase Additional Shares:	The underwriters have been granted a 30-day option to purchase up to an additional 686,000 shares of the Series E Preferred Stock.

Issue Price:	$25.00 per share

Net Proceeds to Issuer, before expenses:	$111,613,750 (or $128,223,525 if the underwriters exercise their option to purchase additional shares in full). The underwriters will not receive any underwriting discount on the 300,000 Series E Preferred Stock sold to members of the Konstantakopoulos family.

Maturity Date:	Perpetual

Trade Date:	January 25, 2018

Settlement Date*:	January 30, 2018 (T+3)

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15, commencing April 15, 2018 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series E Preferred Stock is originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors

Dividend Rate:	8.875% per annum per $25.00 liquidation preference per share (equal to $2.21875 per annum per share)

Optional Redemption:	At any time on or after January 30, 2023, the Issuer may redeem, in whole or from time to time in part, the Series E Preferred Stock at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Day Count:	30/360

Ratings:	The Series E Preferred Stock will not be rated by any Nationally Recognized Statistical Rating Organization.

CUSIP/ISIN:	Y1771G 201/MHY1771G2016

Joint Bookrunners:	Morgan Stanley & Co. LLC UBS Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Stifel, Nicolaus & Company, Incorporated Credit Suisse Securities (USA) LLC

Listing:	The Issuer intends to file an application to list the Series E Preferred Stock on the New York Stock Exchange (the “NYSE”) under the symbol “CMRE PR E”. If the application is approved, trading of the Series E Preferred Stock on the NYSE is expected to begin within 30 days after the original issue date of the Series E Preferred Stock. The underwriters have advised us that they intend to make a market in the Series E Preferred Stock prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series E Preferred Stock will develop prior to commencement of trading on the NYSE or, if developed, that it will be maintained.

* We expect that delivery of the Series E Preferred Stock will be made to investors on or about January 30, 2018, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series E Preferred Stock on the date of this pricing term sheet will be required, by virtue of the fact that the Series E Preferred Stock initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult with their advisors.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series E Preferred Stock and is not soliciting an offer to buy the Series E Preferred Stock in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649, UBS Securities LLC at (888) 827-7275, Citigroup Global Markets Inc. at (800) 831-9146, J.P. Morgan Securities LLC at (212) 834-4533, Stifel, Nicolaus & Company, Incorporated at (855) 300-7136 or Credit Suisse Securities (USA) LLC at (800) 221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.